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08027791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) WV (State) 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Damon White 202-638-7733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

500 Virginia Street, East (Address) Charleston (City) WV (State) 25301 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MT 3/20

OATH OR AFFIRMATION

I, Damon White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc, as of December 31, 20 07 re true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Damon A. White
Signature

Senior Vice President & Principal
Title

Biljana Veljanovska McKinley
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MY COMMISSION # 355035
EXPIRES June 30, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2007
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

0711-0887106

United Brokerage Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
900 United Center
500 Virginia Street East (25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
United Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc. (the Company), a wholly owned subsidiary of United Bank, Inc., as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2008

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 157,195
Receivable from customers (net of allowance for doubtful accounts of $90,000)	865,335
Securities owned, at market value	2,617,016
Prepaid expenses	47,745
Prepaid pension benefit	194,987
Fixed assets, at cost (net of accumulated depreciation of $194,905)	47,524
Other assets	137,590
Total assets	$ 4,067,392
Liabilities	
Accounts payable and accrued expenses	$ 170,626
Deferred tax liability	87,230
Total liabilities	257,856
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	3,209,198
Total shareholder's equity	3,809,536
Total liabilities and shareholder's equity	$ 4,067,392

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2007

Revenues	
Brokerage commissions	$ 4,029,789
Investment income	106,972
Total revenues	4,136,761
Noninterest expenses	
Salaries and employee benefits	2,325,072
Data processing	81,421
Clearing costs	136,950
Professional fees	82,975
Travel	77,543
Occupancy and equipment	55,401
Insurance expense	21,000
Other	346,400
Total noninterest expenses	3,126,762
Income before income taxes	1,009,999
Income tax expense	308,848
Net income	$ 701,151

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2007	$ 500,000	$ 100,338	$ 2,508,047	$ 3,108,385
Net income	–	–	701,151	701,151
Balance at December 31, 2007	$ 500,000	$ 100,338	$ 3,209,198	$ 3,809,536

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 701,151
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	18,035
Provision for doubtful accounts	90,000
Deferred tax expense	25,742
Payments to purchase securities	(1,593,078)
Proceeds from the sale of securities	1,723,123
Increase in receivable from clearing broker	(535,580)
Increase in prepaid expenses and other assets	(45,503)
Increase in pension benefit	(25,213)
Decrease in accounts payable and accrued expenses	(187,320)
Net cash provided by operating activities	171,357
Investing activities	
Purchase of premises and equipment	(14,162)
Increase in cash and cash equivalents	157,195
Cash and cash equivalents at January 1, 2007	–
Cash and cash equivalents at December 31, 2007	$ 157,195

See accompanying notes.

United Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2007

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Bank, Inc. (United), which is a wholly owned subsidiary of United Bankshares, Inc. (UBSI) and operates principally in the West Virginia, Virginia, and Washington, D.C. markets. The Company offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through First Clearing, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2007, the Company had net capital of $2,489,583, which is $2,239,583 in excess of its required net capital of $250,000 at December 31, 2007. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

2. Significant Accounting Policies (continued)

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of their short-term nature, approximate fair value.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The Company adopted SFAS 157 on January 1, 2008. The adoption of this statement will not have a material impact on the Company's financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, to address concerns regarding comparability in reporting tax assets and liabilities in an enterprise's financial statements resulting from a lack of specific guidance in SFAS 109, *Accounting for Income Taxes*. The Company adopted FIN 48 as of January 1, 2007; however, the adoption of this statement did not have an impact on the Company's financial statements because the Company has not recorded a liability for uncertain income tax positions.

Cash and Cash Equivalents

Cash consists of a checking account maintained at United and cash on deposit with the clearing broker.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at fair value with changes in the fair value recorded in the statement of income. Fair value is based on listed market prices. Securities consist primarily of units of ownership in a money market fund managed by Evergreen and a restricted interest-bearing account held at United. The balance of the restricted interest-bearing account as of December 31, 2007, was $27,761.

Fixed Assets

Fixed assets include equipment, which is depreciated using the straight-line method over the useful lives of the assets. Total depreciation expense recorded as of December 31, 2007, was $18,035.

2. Significant Accounting Policies (continued)

Revenues

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission for its selling and administrative efforts. The commission is recorded as a receivable from customers and the receivables are stated at the amount the Company expects to collect. The allowance for uncollectible accounts was $90,000 as of December 31, 2007.

Advertising Costs

All advertising costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. Accordingly, the Company provides for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate and remits to or receives from UBSI amounts payable or receivable. The Company's results of operations are included in the consolidated income tax return of UBSI. The primary component of income tax expense is current income tax due to UBSI. During 2007, the Company paid $314,313 of income taxes to UBSI and had a receivable from UBSI of $112,216 as of December 31, 2007, related to the overpayment of income taxes. The receivable is included in other assets on the statement of financial condition.

Employee Benefit Plans

The Company participates in UBSI's defined benefit retirement plan as well as a deferred compensation plan under Section 401(k) of the Internal Revenue Code. UBSI's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The Company did not make a 2007 contribution. Pension (benefit) and 401(k) expenses for 2007 were $(6,217) and $26,722, respectively. These expenses are included in the salaries and employee benefits total in the statement of income. Effective December 31, 2006, UBSI adopted SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, which required the recognition in the statement of financial position of a liability, for plans which are underfunded, or an asset, for funds which are overfunded. Prior to the adoption of SFAS 158, the

2. Significant Accounting Policies (continued)

Company recorded its allocated portion of the United defined benefit retirement plan as a prepaid pension asset. Upon the adoption of SFAS 158, the Company adjusted the allocated portion of the prepaid pension asset to properly reflect its allocated portion of the funded status of United's defined benefit retirement plan. The overfunded allocated pension asset as of December 31, 2007, is $194,987. The Company also recorded a defined tax liability of $77,995 as of December 31, 2007, associated with the allocated pension asset.

3. Related Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. In addition, United is providing rental space to the Company for a nominal annual cost of $1. For the year ended December 31, 2007, the Company paid $108,750 to United, which is included in other expenses on the statement of income.

4. Contingencies

The Company applies the provisions of the FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2007, there were no amounts to be indemnified related to such agreement.

Supplementary Information

United Brokerage Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2007

Shareholder's equity	$	3,809,536
Deductions and/or charges		
Nonallowable assets:		
Fixed assets		47,524
Prepaid expenses		47,745
Interest bearing cash		27,761
Nonallowable receivables		812,682
Prepaid pension benefit		194,987
Other assets		137,448
Total deductions and/or charges		1,268,147
Net capital before haircuts on securities positions		2,541,389
Haircut on securities		51,806
Net capital	$	2,489,583
Aggregate indebtedness		
Total liabilities	$	257,856
Net capital requirement	$	250,000
Excess net capital	$	2,239,583

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
900 United Center
500 Virginia Street East (25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Brokerage Services, Inc.

In planning and performing our audit of the financial statements of United Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2008

END